Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

The questions and answers below were developed for employees.

Blue Cross Blue Shield

What are the Blue Cross and Blue Shield plans and how do they affiliate with Anthem?

History of Blue Cross and Blue Shield.  Blue Cross was developed as an association of health plans providing coverage to individuals for their hospital services while Blue Shield was developed as an association of plans that covered an individual’s physician services. In the early 1980’s the two associations merged to form the Blue Cross and Blue Shield Association (BCBSA), an association of independent health plans that issues licenses to such plans to use the Blue Cross and/or Blue Shield trade names in defined markets.

Anthem, Inc. is the largest member plan of the BCBSA, with licenses to use the Blue Cross and/or Blue Shield trade names in parts or all of the following 14 states:

▪	California

▪	Colorado

▪	Connecticut

▪	Georgia

▪	Indiana

▪	Kentucky

▪	Maine

▪	Missouri

▪	Nevada

▪	New Hampshire

▪	New York

▪	Ohio

▪	Virginia

▪	Wisconsin

Each Blue plan is a separate and active competitor and uses branded and unbranded solutions to win business inside and outside of its license territory. Anthem and others have competed in this way for many years.

In other states, Anthem goes to market under other trade names and competes with other licensees of the BCBSA just like they would against Cigna, Aetna or other competitor.

There are no changes to existing contracts as a result of this announcement.  Business within each of the two companies will be conducted as usual as the companies remain separate and independent until closing.

Cyber Attack

How can I be sure my personal and health information is safe with Anthem, Inc.?

Anthem continues to work to ensure there is no further vulnerability to its database warehouses. Anthem has contracted with a global company specializing in the investigation and resolution of cyber attacks and is working with this company to reduce the risk of any further vulnerabilities and work to strengthen security.

Information Technology

How does this announcement impact the Information Technology organization?

Business within the two companies will be conducted as usual because the companies will remain separate and independent until closing. Planned updates and enhancements to our current IT systems and processes are not impacted by the announcement. Over the next few months we will focus on building a targeted integration planning approach.

Suppliers

Where can I locate specific information regarding the announcement impacting Anthem and Cigna?

Cigna has prepared answers to frequently asked questions and, from time to time, updates these FAQs to respond to new questions.  These FAQs, along with all other written communications related to the merger, are filed with the Securities and Exchange Commission and are publicly available.  You may obtain copies of documents filed by Cigna with the SEC by going to our investor relations page on our corporate website or by visiting the SEC's website at www.sec.gov.

Further information about this announcement is available at http://betterhealthcaretogether.com.

What are the impacts to our current agreements with Cigna including, but not limited to, terms and conditions for consolidation, assignment, termination, staffing, etc.?

Business within the two companies will be conducted as usual because the companies remain separate and independent until closing, which is expected in the second half of 2016.

What will be the impact, if any, to current Requests for Proposals and/or upcoming projects for products or services?

Business within the two companies will be conducted as usual because the companies remain separate and independent until closing, which is expected in the second half of 2016.

We have current agreements with Anthem and Cigna for similar scope.  Should we begin discussions with either party relative to long term approach?

Business within the two companies will be conducted as usual because the companies remain separate and independent until closing, which is expected in the second half of 2016.

Suppliers are reminded that all obligations pertaining to confidentiality still apply and that no supplier should engage in discussions with Cigna nor Anthem related to business being conducted with the other party.

What current processes and tools will be impacted by this announcement (e.g., invoicing, purchase orders, supplier registration, Prosource, etc.)?

Business within the two companies will be conducted as usual because the companies remain separate and independent until closing, which is expected in the second half of 2016.

How will the Cigna supplier community be updated with ongoing developments?

Cigna has prepared answers to frequently asked questions and, from time to time, updates these FAQs to respond to new questions.  These FAQs, along with all other written communications related to the merger, are filed with the Securities and Exchange Commission and are publicly available.  You may obtain copies of documents filed by Cigna with the SEC by going to our investor relations page on our corporate website or by visiting the SEC's website at www.sec.gov.

Please contact [__________] with specific questions.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.